TEVA ANNOUNCES NEW DATA ON CENTRAL NERVOUS SYSTEM PRODUCTS TO BE PRESENTED AT 2012 AMERICAN
ACADEMY OF NEUROLOGY ANNUAL MEETING

MEETING TO FEATURE RESEARCH IN MULTIPLE SCLEROSIS, PARKINSON’S DISEASE
AND WAKE-PROMOTING MEDICINE

Jerusalem, Israel, April 18, 2012 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced new data from the Company’s expanding central nervous system (CNS) portfolio will be featured at the 64th American Academy of Neurology (AAN) Annual Meeting in New Orleans, LA, April 21-28, 2012. Thirty abstracts will highlight data on multiple innovative marketed and investigational therapies, including the market-leading treatment for relapsing-remitting multiple sclerosis (RRMS), COPAXONE® (glatiramer acetate injection); the investigational RRMS oral therapy laquinimod; AZILECT® (rasagiline tablets), a MAO-B inhibitor for the treatment of Parkinson’s disease; and NUVIGIL® (armodafinil) Tablets [C-IV], used to improve wakefulness in adults who experience excessive sleepiness (ES) due to shift work disorder (SWD), treated obstructive sleep apnea (OSA), or narcolepsy.

Featured presentations include:

•	Interim data from a prospective study showing a significant reduction in spasticity in multiple sclerosis patients who switched to COPAXONE® after discontinuing interferon-beta treatment

•	Study results providing data on the use of COPAXONE® in clinical practice

•	Pooled analyses from the two-year Phase III ALLEGRO and BRAVO studies supporting the benefits of laquinimod in reducing annualized relapse rates, in reducing the risk of both three-month and six-month confirmed disability progression as well as slowing the rate of brain volume loss.

•	Additional pre-clinical data in animal model of multiple sclerosis demonstrated that the modulation of CNS-resident cells like astrocytes by laquinimod, is an important mechanism independent of its effect on the peripheral immune system

•	Study results demonstrating armodafinil significantly improved sleep latency in patients experiencing excessive sleepiness associated with mild or moderate traumatic brain injury

Platform Presentation/Poster Session Details:

COPAXONE®

•	[P07.074] A Prospective Study of Spasticity in Individuals with Multiple Sclerosis (MS) in Transition from Interferon-Beta to Glatiramer Acetate (Session P07: Multiple Sclerosis: Symptoms, April 26, 2012 at 2:00 PM CDT) Cira J. Fraser, West Long Branch, NJ

Laquinimod

•	[P02.105] Laquinimod Promotes T Cell Immune Modulation in Central Nervous System Autoimmunity Via Type II (M2) Myeloid APC (Session P02: Multiple Sclerosis: Treatment MOA, April 24, 2012 at 7:30 AM CDT) Ulf Schulze Topphoff, Aprana Shetty, Michel Varrin-Doyer, Nicolas Molnarfi, Sharon Sagan, San Francisco, CA, Raymond Sobel, Palo Alto, Patricia Nelson, Scott Zamvil, San Francisco, CA

•	[S01.007] Clinical Efficacy of Laquinimod for the Treatment of Multiple Sclerosis; Pooled Analyses from the ALLEGRO and BRAVO Phase III Trials (Session S01: Multiple Sclerosis: Clinical Trials: Clinical Outcomes, April 24, 2012 at 2:30 PM CDT) Timothy Vollmer, Aurora, CO, Giancarlo Comi, Milan, Italy, Per Solberg Sorensen, Copenhagen, Denmark, Douglas Arnold, Montreal, QC, Canada, Massimo Filippi, Milan, Italy, Olena Statinova, Donetsk, Ukraine, Tetyana Kobys, Dnipropetrovsk, Ukraine, Elke Becker, Berlin, Germany, Douglas Jeffery, Advance, NC, Xavier Montalban, Barcelona, Spain, Ludwig Kappos, Basel, Switzerland, Alexey Boyko, Moscow, Russian Federation, Krzysztof Selmaj, Lodz, Poland, Frauke Zipp, Mainz, Germany, Eva Havrdova, Praha 2, Czech Republic , Jeffrey Cohen, Cleveland, OH

•	[P04.132] Pooled Analyses from the ALLEGRO and BRAVO Trials on the Safety and Tolerability of Laquinimod as a Multiple Sclerosis Treatment (Session P04: Multiple Sclerosis: Therapeutics Safety, April 25, 2012 at 7:30 AM CDT) Giancarlo Comi, Milan, Italy, Timothy Vollmer, Aurora, CO, Per Solberg Sorensen, Copenhagen, Denmark, Douglas Arnold, Montreal, QC, Canada, Massimo Filippi, Milan, Italy, Olena Statinov, Donetsk, Ukraine, Tetyana Kobys, Dnipropetrovsk, Ukraine, Elke Becker, Berlin, Germany, Douglas Jeffery, Advance, NC, Xavier Montalban, Barcelona, Spain, Ludwig Kappos, Basel, Switzerland, Alexey Boyko, Moscow, Russian Federation, Krzysztof Selmaj, Warsaw, Poland, Frauke Zipp, Mainz, Germany, Eva Havrdova, Praha 2, Czech Republic , Jeffrey Cohen, Cleveland, OH

•	[S31.002] Laquinimod Protects from Cuprizone-Induced Demyelination through Modulation of Astrocyte Activation Via Interfering with the NFê-B Pathway (Session S31: Multiple Sclerosis: Immunology: Mechanism of Action, April 25, 2012 at 4:15 PM CDT) Wolfgang Brück, Göttingen, Germany, Gareth John, New York, NY, Ramona Pförtner, Göttingen, Germany, Liat Hayardeny Nisimov, Victor Piryatinsky, Netanya, Israel, Christiane Wegner, Göttingen, Germany

Armodafinil

•	[P04.192] Safety, Tolerability, and Efficacy of Armodafinil Therapy for Hypersomnia Associated with Dementia with Lewy Bodies (Session P04: Aging and Dementia: Therapeutics, April 25, 2012 at 7:30 AM CDT) Karen Kuntz, Bradley Boeve, Dina Drubach, Laura A. Allen, Daniel Drubach, Rochester, MN

[P05.003] Safety and Efficacy of Armodafinil for the Treatment of Excessive Sleepiness Associated with Mild or Moderate Closed Traumatic Brain Injury: A 12-Week, Randomized, Double-Blind Study Followed by a 12-Month Open-Label Extension (Session P05: Sleep Disorders, April 25, 2012 at 2:00 PM CDT) Stuart Menn, Redland, CA, Craig Earl, Ronghua Yang, Frazer, PA, Alan Lankford, Gainesville, GA

AZILECT®

•	[S52.006] Treatment with Rasagiline Improves the Quality of Sleep in Patients with Parkinson’s Disease: Results of the Rasagiline Effect on Sleep Trial (REST) (Session S52: Parkinson’s Disease: Non-Motor Symptoms, April 26, 2012 at 4:15 PM CDT) Michel Panisset, Sylvain Chouinard, Montreal, QC, Canada

ABOUT COPAXONE®
COPAXONE® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information.

COPAXONE® (glatiramer acetate injection) is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

ABOUT LAQUINIMOD
Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. Laquinimod crosses the blood brain barrier to potentially have a direct effect on resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS consists of two pivotal studies, ALLEGRO and BRAVO.

In addition to the MS clinical studies, laquinimod is currently in Phase II development for Crohn’s disease and Lupus.

ABOUT NUVIGIL® (armodafinil) Tablets [C-IV]
NUVIGIL® is indicated to improve wakefulness in patients with excessive sleepiness associated with obstructive sleep apnea (OSA), shift work sleep disorder, also known as shift work disorder (SWD) and narcolepsy. In patients with OSA, NUVIGIL is used along with other medical treatments for this sleep disorder. NUVIGIL® is not approved for use in treating hypersomnia associated with dementia with lewy bodies or excessive sleepiness associated with mild or moderate closed traumatic brain injury. The NUVIGIL® label includes a bolded warning for serious or life-threatening rash, including Stevens-Johnson Syndrome. NUVIGIL is not approved for use in pediatric patients for any indication.

The most common adverse events in controlled clinical trials (greater than 5 percent) were headache, nausea, dizziness, and insomnia. Full prescribing information for NUVIGIL® is available at www.NUVIGIL.com.

ABOUT AZILECT®
AZILECT® tablets (rasagiline tablets) are indicated for the treatment of the signs and symptoms of Parkinson’s disease both as initial therapy alone and to be added to levodopa later in the disease.

Patients should not take AZILECT® if they are taking meperidine, tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, cyclobenzaprine, or other monoamine oxidase inhibitors (MAOIs), as it could result in a serious reaction. Patients should inform their physician if they are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. Patients with moderate to severe liver disease should not take AZILECT®. Patients should not exceed a dose of 1 mg per day of AZILECT® in order to prevent a possibly dangerous increase in blood pressure.

Side effects seen with AZILECT® alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

See additional important information at http://www.azilect.com/Resources/PDFs/PrescribingInformation-pdf.aspx. For hardcopy releases, please see enclosed full prescribing information.

AZILECT® is currently available in 40 countries, including the U.S., Canada, Israel, Mexico, and all EU countries.
Teva has a long-term agreement for the joint development and marketing of AZILECT® in Europe and some additional markets with H. Lundbeck A/S. In North America, AZILECT® is marketed by Teva’s wholly-owned subsidiary, Teva Neuroscience, Inc. (www.tevaneuro.com).

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix(R), the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone(R) (including potential generic and oral competition for Copaxone(R)), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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